FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 1 July to 31 July 2002

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Stock Exchange Announcement 17 July 2002 “Interim Results 2002”
99.2	Interim Report 2002
99.3	Notification of Interests of Directors and Connected Persons
- Dr. Berndt, 4 July 2002
99.4	Notification of Interests of Directors and Connected Persons
- Mr. D. C. Bonham, 4 July 2002
99.5	Notification of Interests of Directors and Connected Persons
- Baroness Wilcox, 4 July 2002
99.6	Notification of Interests of Directors and Connected Persons
- Mr. R. M. Carr, 4 July 2002
99.7	Notification of Interests of Directors and Connected Persons
- Mr. R. S. Braddock, 4 July 2002
99.8	Notification of Interests of Directors and Connected Persons
- Mr. D. A. R. Thompson, 4 July 2002
99.9	Notification of Interests of Directors and Connected Persons
- Mr. D. C. Bonham, 25 July 2002

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Cadbury Schweppes Public Limited Company

(Registrant)

Signed: /s/ H T STITZER
Signed: H T Stitzer
Signed: Director

Dated: 31 July 2002